Exhibit 19

UNILENS VISION INC.

700-1285 West Pender Street, Vancouver, BC, V6E 4B1, tel: (604) 685-0763, fax: (604) 688-4078

November 26, 1997	VSE Symbol: UVI

NEWS RELEASE

(all amounts are expressed in U.S. dollars)

Unilens Vision Inc. (the “Company”) is pleased to report its results for the quarter ended September 30, 1997. The Company maintained its revenue position with sales of $896,780, which were slightly greater than the sales achieved in the comparable quarter of the prior year ($893,844). Gross margin for the three months ended September 30, 1997 was $482,976, down 3% when compared to the gross margin for the same period in the previous fiscal year ($510,321). This decrease is primarily due to increased costs associated with compliance with new United States federal quality system regulations and the establishment of additional quality systems necessary to obtain European quality certification. The European certification is expected during 1998. Expenses and other net income were comparable with the prior year, resulting in loss for the current period increasing to $78,287, as compared to a loss of $59,350 during the first quarter of the prior fiscal year.

Subsequent to quarter end, the Company launched a new visibility tinted multifocal lens (Unilens38™). Manufacturing yields and clinical results on the Unilens38™ have been favourable. The lens is being marketed as a compliment to the Company’s existing products.

A copy of the Company’s Report on Form 61 for the quarter ended September 30, 1997 is available upon request at the above premises. The report will also be distributed in the normal manner following resumption of regular mail service.

On Behalf of the Board of Directors

of Unilens Vision Inc.

“William S. Harper”

Secretary

The Vancouver Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.